Exhibit 99.1

OKYO Pharma Reports Positive Feedback from FDA Type D Meeting and Accelerates Urcosimod into Global Phase 3 Pivotal Trial for Neuropathic Corneal Pain

●	FDA alignment on a single-dose Phase 3 study design and potential single-trial registration pathway further strengthens the Company’s clinical development program for urcosimod
●	Company unveils NEPTUNE (Neuropathic Eye Pain Treatment with Urcosimod & Nerve Evaluation), a global trial in the United States and Europe
●	Study design finalized to enroll approximately 111 subjects in a 2:1 randomization of 0.05% urcosimod versus placebo
●	To address the significant unmet medical need, the company plans to seek FDA Breakthrough Therapy Designation (BTD), which may further accelerate the development and review pathway

London and New York, NY, July 8, 2026. OKYO Pharma Limited (Nasdaq: OKYO), a clinical-stage biopharmaceutical company developing investigational therapies for the treatment of neuropathic corneal pain (NCP) and anterior segment eye diseases, today announced positive feedback from its U.S. Food and Drug Administration (FDA) Type D meeting, validating the Company’s regulatory and clinical path forward for urcosimod and supporting advancement into a global Phase 3 pivotal trial for NCP.

“The outcome of our Type D meeting represents an important milestone and de-risking of our development program,” said Flavio Mantelli, MD, PhD, Chief Medical Officer of OKYO Pharma. “The FDA’s feedback provided regulatory validation of our upcoming NEPTUNE clinical trial design, accelerating both the clinical development plan for urcosimod and our ability to generate meaningful data for patients, physicians, and regulators.”

The FDA feedback provides increased clarity around the Company’s updated regulatory strategy, reducing uncertainty and further supporting OKYO’s plan to advance urcosimod through a potentially streamlined clinical development pathway. Based on discussions with the Agency, OKYO is positioning the planned NEPTUNE trial as a pivotal study that could support a potential single-trial registration strategy, subject to successful study results and continued FDA review.

“Our strong balance sheet, together with regulatory clarity from the FDA supporting our accelerated clinical development plan, positions us to advance directly into our global Phase 3 urcosimod trial,” said Robert J. Dempsey, Chief Executive Officer of OKYO Pharma. “Most importantly, we remain committed to bringing a potential first in class, non-opioid treatment to patients living with this debilitating condition, for which there are currently no FDA-approved therapies.”

Urcosimod is the first investigational therapy with an open IND specifically for the treatment of neuropathic corneal pain and has received Fast Track designation by the U.S. Food and Drug Administration (FDA), reflecting the significant unmet need in this debilitating disease for which there are currently no approved therapies.

About Neuropathic Corneal Pain (NCP)

Neuropathic corneal pain (NCP) is a chronic, often severe, debilitating condition characterized by severe pain and sensitivity of the eyes, and in some cases the face or head. It is thought to result from damage or dysfunction of the corneal sensory nerves, often in combination with inflammatory processes, and may occur in association with a variety of underlying ocular conditions exhibiting pain that may be disproportionate to observable clinical findings. NCP is significantly under-researched, with no FDA-approved therapies, resulting in patients being treated with various topical and systemic medications in an off-label manner, often with limited or no success.

About Urcosimod

OKYO’s lead candidate, urcosimod, is a first-in-class, lipid-conjugated chemerin peptide agonist of the ChemR23 G-protein-coupled-receptor which is typically found on immune cells of the eye responsible for the ocular inflammatory response, as well as on neurons and glial cells in the dorsal root ganglion. Urcosimod has demonstrated ocular analgesic and anti-inflammatory pharmacologic activity through its dual mechanism of action, supporting its therapeutic potential to address the significant unmet medical need for patients with neuropathic corneal pain.

About OKYO Pharma

OKYO Pharma Limited (Nasdaq: OKYO) is a clinical-stage biopharmaceutical company developing innovative therapies for the treatment of neuropathic corneal pain (NCP) and anterior segment eye diseases, with ordinary shares listed for trading on the Nasdaq Capital Market. OKYO plans to initiate a global Phase 3 pivotal clinical trial in the second half of this year, enrolling approximately 111 patients to evaluate a single-dose regimen of urcosimod for the treatment of NCP.

For further information, please visit www.okyopharma.com.

For further inquiries:

OKYO Pharma Ltd

Paul Spencer

Business Development and Investor Relations

+44 (0) 207 495 2379

Email: info@okyopharma.com